Exhibit 99.3
POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Financial Statements
December 31, 2007 and 2006

MANAGEMENT'S RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The accompanying consolidated financial statements of Poly-Pacific International Inc. for the years ended December 31, 2007 and 2006 have been prepared by management in accordance with U.S. generally accepted accounting principles.

Management maintains systems of internal control designed to provide reasonable assurance that the assets are safeguarded, all transactions are authorized and duly recorded, and financial records are properly maintained to facilitate the preparation of the consolidated financial statements in a timely manner. The Board of Directors is responsible for ensuring that management fulfils its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee of the Board of Directors has reviewed the consolidated financial statements with management and the external auditors. K.R. Margetson Ltd., an independent firm of chartered accountant (British Columbia, Canada) and a Certified Public Accountant (Illinois, US) , appointed as external auditors by the shareholders, have audited the consolidated financial statements and their report is included herein.

“Randy Hayward”
Signed
Randy Hayward
President, Chief Executive Officer

April 28, 2008

K. R. MARGETSON LTD.	Chartered Accountant
Keith@krmargetson.com	Cell: 604.220.7704
PO Box 45, 5588 Inlet Avenue	331 East 5th Street
Sechelt BC V0N 3A0	North Vancouver BC V7L 1M1
Tel: 604.885-281:	Tel: 604.929.0819
Fax 604.885.2834	Fax: 604.929.0851

Report of Independent Registered Public Accounting Firm

To the Shareholders of Poly-Pacific International Inc.

We have audited the accompanying consolidated balance sheet of Poly-Pacific International Inc. (the “Company”) as at December 31, 2007 and the related consolidated statements of operations, shareholders’ equity and cash flows the year ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for each of the year ended December 31, 2007 in accordance with U.S. generally accepted accounting principles.

The financial statements as at December 31, 2006 and for the years ended December 31, 2006 and 2005, prior to the restatement to give effect to the discontinued operations as described in Note 13, were audited by other auditors who expressed an opinion without reservation on those statements in their report dated April 19, 2007. We have audited the restatement to the 2006 financial statement and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

“K.R. Margetson Ltd.”

Signed

K.R. Margetson Ltd., Chartered Accountant

North Vancouver, Canada
April 23, 2008

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Balance Sheets
As at December 31, 2007 and 2006

	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$101,389	$-
Sales tax receivable	49,233	13,746
Loan receivable (Note 3)	17,149
Prepaid expenses	13,866	-
Current assets of discontinued operations (Note 14)	-	395,740
Total current assets	181,637	409,486

Security deposit (Note 4)	304,603
Equipment (Note 5)	11,116	15,039
Equipment of discontinued operations (Note 14)	-	889,312
Total assets	$497,356	$1,313,837

LIABILITIES AND SHAREOLDERS' EQUITY
Current Liabilities
Bank indebtedness	$-	$19,131
Accounts payable and accrued liabilities	61,249	317,408
Debentures payable (Note 6)	110,500	102,000
Current liabilities of discontinued operations (Note 14)	-	1,326,650
Total current liabilities	171,749	1,765,189

Non-controlling interest of variable interest entity	-	280,589
Total liabilities	171,749	2,045,778

Contingencies (Note 8)

Subsequent events (Note 15)

STOCKHOLDERS' EQUITY
Share capital (Note 7)	5,488,253	2,467,602
Authorized:
Unlimited common and preferred shares
Common shared issued and outstanding
December 31, 2007 - 58,720,279
December 31, 2006 - 25,237,740
December 31, 2005 - 18,885,456
Additional paid in capital	1,791,076	778,796
Accumulated deficit	(7,006,917)	(4,031,534)
Accumulated other comprehensive income	53,195	53,195
Total stockholders' equity	325,607	(731,941)
Total liabilities and stockholders' equity	$497,356	$1,313,837

The accompanying notes to the consolidated financial statements are an integral part of the statements.

Approved on behalf of the Board

“Richard Oravec”	“Dick Sharples”
Signed	Signed
Director	Director

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Operations
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Expenses
General and administrative	$1,050,664	$516,952	$256,077
Occupancy costs	94,769	26,421	66,248
Professional fees	347,444	229,701	269,635
Amortization of property and equipment	3,922	5,393	6,864
Engineering	182,239	-	-
Foreign exchange loss	17,889	1,458	-
Regulatory costs	175,998	26,248	17,896
Stock compensation expense	1,012,280	47,626	33,696
	2,885,205	853,799	650,416

Operating loss from continuing operations	(2,885,205)	(853,799)	(650,416)

Interest income	(5,059)	-	-
Interest expense	30,675	3,239	36,717
Other income (Note 9)	(148,894)	-	-

Operating loss from continuing operations	(2,761,927)	(857,038)	(687,133)
before income taxes

Income taxes - deferred (Note 10)	-	-	174,750

Loss from continuing operations	(2,761,927)	(857,038)	(861,883)

Loss from discontinued operations (Note 14)	(213,456)	(1,113,441)	(299,779)

Net loss for the year	$(2,975,383)	$(1,970,479)	$(1,161,662)

Loss per share from continuing operations	$(0.06)	$(0.04)	$(0.07)
(Note 11)

Net loss per share (Note 11)	$(0.06)	$(0.09)	$(0.09)

Loss per share from discontinued operations	$-	$(0.05)	$(0.02)
(Note 11)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Shareholders’ Equity
For the Years Ended December 31, 2007, 2006 and 2005

					Accumulated
					Other
	Number of		Additional Paid	Accumulated	Comprehensive	Shareholders'
	Shares	Amount	in Capital	Deficit	Income	Equity (Deficit)

Balance at December 31, 2004	9,361,624	$865,584	$697,474	$(899,393)	$53,195	$716,860

Conversion of debenture	9,523,832	1,132,954	-	-	-	1,132,954
Stock based compensation	-	-	33,696	-	-	33,696
Loss for the period	-	-	-	(1,161,662)	-	(1,161,662)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2005	18,885,456	1,998,538	731,170	(2,061,055)	53,195	721,848
						-
Issuance of common shares	6,352,284	469,064	-	-	-	469,064
Stock based compensation	-	-	47,626	-	-	47,626
Loss for the period	-	-	-	(1,970,479)	-	(1,970,479)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2006	25,237,740	2,467,602	778,796	(4,031,534)	53,195	(731,941)

Issuance of common shares	16,385,987	1,640,278	-	-	-	1,640,278
Exercise of Options	3,153,500	315,350	-	-	-	315,350
Exercise of Warrants	2,770,848	293,585	-	-	-	293,585
Shares for debt settled	3,172,208	171,438	-	-	-	171,438
Shares for Polyran	7,999,996	600,000	-	-	-	600,000
Stock based compensation	-	-	1,012,280	-	-	1,012,280
Loss for the period	-	-	-	(2,975,383)	-	(2,975,383)
Comprehensive loss	-	-	-	-	-	-

Balance at December 31, 2007	58,720,279	$5,488,253	$1,791,076	$(7,006,917)	$53,195	$325,607

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Consolidated Statement of Cash Flows
For the Years Ended December 31, 2007, 2006 and 2005

	2007	2006	2005

Operating Activities
Net loss for the year from continuing operations	$(2,761,927)	$(857,038)	$(861,883)
Items not involving cash
Amortization of equipment	3,922	5,393	6,864
Deferred income taxes	-	(174,750)	174,750
Stock-based compensation	1,012,280	47,626	33,696
Net change in non-cash operating assets and	(618,764)	221,969	11,102
liabilities (Note 12)
Funds provided by (used in) continuing operations	(2,364,489)	(756,800)	(635,471)

Funds provided by (used in) discontinued	(638,276)	(82,735)	498,561
operations (Note 14)
Cash provided by (used in) operating activities	(3,002,765)	(839,535)	(136,910)

Financing Activities
Bank overdraft advances (repayment)	-	19,131	(2,996)
Funds provided by variable interest entity	-	280,589	-
Issuance of share capital, net of share issue costs	3,104,154	469,064	1,132,954
Debenture payable advances (repayment)	-	17,000	(1,558,953)
Funds provided by discontinued operations (Note 14)	-	48,304	35,771
Cash provided by (used in) financing activities	3,104,154	834,088	(393,224)

Investing Activities
Funds provided by discontinued operations	-	-	402,296
(Note 14)
Cash provided by investing activities	-	-	402,296

Increase (decrease) in cash and cash equivalents	101,389	(5,447)	(127,838)

Cash and cash equivalents, beginning of year	-	5,447	133,285

Cash and cash equivalents, end of year	$101,389	$-	$5,447

Supplemental cash flow information (Note 12)

The accompanying notes to the consolidated financial statements are an integral part of the statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

1.	Nature of Business and Going Concern

Nature of Business

Poly-Pacific International Inc. was incorporated under the Alberta Business Corporations Act on October 25, 1995. The Company is in the business of manufacturing plastic blasting media and manufacturing plastic lumber using recycled plastic materials.

Going Concern

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

The Company incurred a net loss for the year ended December 31, 2007 of $2,975,383 with a total accumulated deficit of $7,006,917. There is substantial doubt about the Company’s ability to continue as a going concern. The Company’s continuation as a “going concern” is dependent upon its ability to achieve profitable operations, upon the continued financial support of its shareholders and upon its ability to obtain additional financing or equity. Management is implementing a plan to obtain additional equity financing in amounts sufficient to sustain operations. The outcome of this matter cannot be determined at this time.

These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

2.	Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). All amounts herein are expressed in Canadian dollars unless otherwise noted. These consolidated financial statements conform in all material respects with Canadian generally accepted accounting principles (“Canadian GAAP”), except as discussed in Note 17.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Everwood Agricultural Products International Inc. (“Everwood”) and Poly-Pacific Technologies Inc. (“PPT”). As discussed in Note 12, on December 31, 2007, Poly-Pacific Technologies Inc. was classified as a discontinued operation and Everwood Inc. was classified as a discontinued operation as of December 31, 2006. All inter-company transactions have been eliminated on consolidation.

Polyran Reclamation Inc. (“Polyran” was accounted for as variable interest entity in 2006. During the 2007 year, the Company completed an Expedited Acquisition under the policies of the TSX Venture Exchange whereby it purchased all the issued and outstanding shares of Polyran. The result of the acquisition is that the Company became the sole owner of all the assets of Polyran and accordingly all its operations have been included in the accounts of the Company.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Measurement uncertainty

The preparation of financial statements is in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Through the ordinary course of business, a number of claims are pending in which the Company or its subsidiaries may be the plaintiff or defendant. The likely outcome of these claims cannot be determined at this time and no provision has been made in the consolidated financial statements. As a result, the range of measurement uncertainty is not determinable.

Revenue Recognition

Revenue is recorded when significant risks and rewards of ownership have been transferred to the customer. This occurs at the time of shipment (FOB shipping point) of the products from the Company’s warehouse and an invoice is prepared. Revenues are recognized only when the Company has transferred to the customer the significant risk and rewards of ownership of the goods, title to the products transfers, the amount is fixed and determinable, evidence of an agreement exists, there is reasonable assurance of collection of the sales proceeds, the Company has no future obligations and the customer bears the risk of loss.

Cash and cash equivalents

The Company considers all highly liquid investments and short term debt instruments with original maturities of three months or less to be cash equivalents. As at December 31, 2007, there were cash equivalents of $20,000 (2006 - $nil).

Equipment

Equipment is recorded at cost and amortized over its estimated useful life. Amortization is calculated at the following annual rates:

Computer equipment	- 30% declining balance
Office equipment	- 20% declining balance

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for existence of facts or changes in circumstances that might indicate a condition of impairment. If estimates of undiscounted cash flows expected to result from the use of an asset and its eventual disposition are less than the carrying amount then the carrying amount of the asset is written down to its fair value.

Translation of Foreign Currency

The functional currency of the Company and all of its subsidiaries is the Canadian dollar. Monetary assets and liabilities of the company are translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Revenue and expense items are translated at average rates of exchange in effect at the respective transaction months. The resulting exchange gains or losses are included in earnings. Non-monetary assets and liabilities, arising from transactions denominated in foreign currencies, are translated at rates of exchange in effect at the date of the transaction.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Translation of Foreign Currency (continued)

Monetary assets and liabilities of the integrated foreign subsidiary are translated into Canadian dollars at a rate of exchange in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expense items other than amortization are translated at the average rate of exchange for the year. Amortization of assets translated at historical exchange rates are translated at the same exchange rates as the assets to which they relate.

Inventories

Inventories are recorded at the lower of cost or net realizable value. Cost of inventories is determined on an average cost basis.

Deferred Taxes

The Company accounts for and measures deferred tax assets and liabilities in accordance with the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be reversed or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment of the change. When the future realization of income tax assets does not meet the test of being more likely than not to occur, a valuation allowance in the amount of the potential future benefit is taken and no net asset is recognized.

Stock-Based Compensation Plan

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards Board (“SFAS”) No. 123(R) “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock-Based Compensation”. SFAS 123(R) requires the Company to recognize in the income statement the grant date fair value of share-based compensation awards granted to employees over the requisite service period. Compensation expense recognized reflects estimates of award forfeitures and any change in estimates thereof are reflected in the period of change. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the Company’s employee stock options. The Company used its historical volatility as a basis to estimate the expected volatility assumption used in the Black-Scholes model consistent with SFAS 123(R). The Company has not paid any dividends on common stock since its inception and does not anticipate paying dividends on its common stock in the foreseeable future. The expected life of employee stock options is based on historic forfeiture rates.

Direct Costs

Direct costs consist primarily of purchasing costs, freight, direct labour and other specific costs.

General and Administrative

General and administrative costs consist primarily of office expenses, management salaries, administrative salaries and other expenses.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Occupancy Costs

Occupancy costs consist primarily of rent, utilities and telephone expenses.

Net Income (loss) Per Common Share

Net income (loss) per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is calculated using the treasury stock method which uses the weighted average number of common shares outstanding during the period and also includes the dilutive effect of potentially issuable common shares.

Advertising

The Company expenses advertising costs as incurred.

Deposit

Deposit consists of refundable amounts held by vendors.

Recent Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 157, "Fair Value Measurements”. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008. The Company is currently evaluating the impact of SFAS 157 on its consolidated financial statements.

In February 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115”. SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value at specified election dates. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2008. The Company is currently evaluating the impact of SFAS 159 on its consolidated financial statements.

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 141(R), "Business Combinations”. SFAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, an any non-controlling interest in the acquiree, recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase, and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 141(R) on its consolidated financial statements.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

2.	Summary of Significant Accounting Policies (continued)

Recent Pronouncements (continued)

In December 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 160, "Non-controlling Interests in Consolidated Financial Statements, an amendment of ARB No. 51”. SFAS 160 establishes accounting and reporting standards for the non- controlling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. As such, the Company is required to adopt these provisions at the beginning of the fiscal year ended December 31, 2009. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

In March, 2008, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No 161. This Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the impact of SFAS 160 on its consolidated financial statements.

Comprehensive Income

In accordance with SFAS 130, "Reporting Comprehensive Income" ("SFAS 130"), comprehensive income consists of net income and other gains and losses affecting stockholder's equity that are excluded from net income, such as unrealized gains and losses on investments available for sale, foreign currency translation gains and losses and minimum pension liability.

3.	Loan Receivable

The loan is unsecured, bears interest at 8% and is due May 9, 2008.

4.	Security Deposit

The security deposit represents a cash equivalent that the Company must maintain as security for future site reclamations.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

5.	Equipment

		2007
		Accumulated
	Cost	Amortization	Net
Computer equipment	$61,419	$55,016	$6,403
Office equipment	31,785	27,072	4,713
	$93,204	$82,088	$11,116

		2006
		Accumulated
	Cost	Amortization	Net
Computer equipment	$61,419	$52,271	$9,148
Office equipment	31,785	25,894	5,891
	$93,204	$78,165	$15,039

6.	Debentures Payable

A $275,000 unsecured convertible debenture was issued during 2003. The convertible debenture bears interest at 10% per annum and was due on December 15, 2004. The debenture is convertible at the option of the debenture holder into fully paid, non-assessable common shares without par value in the capital of the Company at a conversion price in the range of $0.15 to $0.20 per common share. The convertible debentures held by the public were settled with the debenture holders during 2005 for cash consideration of $161,856. During 2005, a convertible debenture holder exercised his option to convert his $10,000 convertible debenture to 161,332 common shares of the Company at a negotiated price of $0.075 per share. The remaining convertible debentures of $110,500 are held by former directors of the Company. Of that amount, $70,724 has been demanded but the Company has counterclaimed and refused payment. The Company has provided fully for the principal and interest.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital Authorized

Unlimited number of common voting shares and unlimited number of preferred non-voting shares

	Number of
	Shares	Amount
Balance at December 31, 2004	9,361,624	$865,584
Conversion of debenture	9,523,832	1,132,954
Balance at December 31, 2005	18,885,456	1,998,538
Issuance of common shares	6,352,284	469,064
Balance at December 31, 2006	25,237,740	2,467,602
Issuance of common shares	16,385,987	$1,640,278
Exercise of stock options	3,153,500	315,350
Exercise of warrants	2,770,848	293,585
Shares for debt settled	3,172,208	171,438
Shares for Polyran	7,999,996	600,000
Balance at December 31, 2007	58,720,279	$5,488,253

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital (continued)

For the fiscal year ended December 31, 2007

On January 4, 2007, the Company settled certain of its debt with various creditors in the aggregate amount of $171,438 by issuing 3,172,208 common shares of the Company ranging in price from $0.05 to $0.10 per common share.

Pursuant to the First private placement Agreement dated January 31, 2007, the Company issued 6,000,000 units at a price of $0.05 per unit by way of a non-brokered private placement for total proceeds of $290,906 (net of share issuance costs of $9,094). Each unit comprises of one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.25 until Jan 31, 2009.

Pursuant to the Second private placement Agreement dated May 25, 2007, the Company issued 3,000,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $289,050 (net of share issuance costs of $10,950). Each unit comprises of one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.40 until May 25, 2009.

On June 20, 2007, the Company purchased all of the issued and outstanding shares of Polyran Reclamation Inc, (“Polyran”) pursuant to an exempt take over bid. In consideration for the shares of Polyran, the Company has issued an aggregate of 7,999,996 of its common shares at a deemed price of $0.23 per share pro rata to the shareholders of Polyran. The acquisition of the Polyran shares was completed as an Expedited Acquisition under the policies of the TSX Venture Exchange.

Pursuant to the Third private placement Agreement dated July 19, 2007, the Company issued a total of 4,803,130 units at a price of $0.18 per unit by way of a non-brokered private placement for total proceeds of $796,669 (net of share issuance costs of $67,895). This placement was completed in two separate closing dates with 3,352,853 units being closed on July 19, 2007 and 1,450,277 units being closed on August 2, 2007. Each unit comprises of one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.30 until the first anniversary of the closing date and at $0.40 upon the second anniversary from the closing date.

Pursuant to the Fourth private placement Agreement dated November 29, 2007, the Company issued 2,582,857 units at a price of $0.105 per unit by way of a non-brokered private placement for total proceeds of $263,654 (net of share issuance costs of $7,546). Each unit comprises of one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.14 until November 29, 2009.

For the fiscal year ended December 31, 2006

Pursuant to the First private placement Agreement dated April 12, 2006, the Company issued 4,838,284 units at a price of $0.07 per unit by way of a non-brokered private placement for total proceeds of $326,393 (net of share issuance costs of $12,288). Each unit comprises one common share and one share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.10 until March 30, 2008.

Pursuant to the Second private placement Agreement dated August 30, 2006, the Company issued 1,514,000 units at a price of $0.10 per unit by way of a non-brokered private placement for total proceeds of $142,671 (net of share issuance costs of $8,729). Each unit comprises one common share and one half share purchase warrant of the Company. Each share warrant entitles the holder to purchase one common share at $0.25 until August 30, 2008.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital (continued)

Stock-Based Compensation Plan a) Summary of the stock option transactions are as follows:

		Weighted Average
	Number of Options	Exercise Price
Outstanding at December 31, 2004	1,637,000	$0.10
Granted	-
Cancelled	(550,400)	0.10
Outstanding at December 31, 2005	1,086,600	0.10
Granted	1,700,000	0.10
Cancelled	(205,900)	0.10
Outstanding at December 31, 2006	2,580,700	0.10
Granted	6,550,000	0.21
Exercised	(3,153,500)	0.10
Cancelled	(717,200)	0.10
Outstanding at December 31, 2007	5,260,000	$0.23

During the year, a total of 6,550,000 options were granted to directors, officers and consultants of the Company.

On January 11, 2007, 250,000 stock options were granted to an officer and director of the Company. These options expire on January 11, 2012. exercisable at $0.10. These options vested in 30 days. On the same day, 950,000 stock options were granted to consultants of the Company. These options expire on January 11, 2009, exercisable at $0.10. These options vested in the following percentages: 25% upon grant, 25% on July 11, 2007, 25% on January 11, 2008 and the final 25% on July 11, 2008.

On February 1, 2007, 1,400,000 stock options were granted to consultants of the Company. These options expire on February 1, 2009, exercisable at $0.18. These options vested in 30 days.

On March 12, 2007, 800,000 stock options were granted to directors of the Company. These options expire on March 12, 2012, exercisable at $0.10. On the same day, an additional 100,000 stock options were granted to a consultant of the Company. These options expire on March 12, 2008, exercisable at $0.10. Both these options vested in 30 days.

On May 4, 2007, 50,000 stock options were granted to a consultant of the Company. These options expire on May 4, 2008, exercisable at $0.16. These options vested in 30 days.

On May 19, 2007, 500,000 stock options were granted to consultants of the Company. These options expire on May 19, 2009, exercisable at $0.14. These options vested in 30 days.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital (continued)

Stock-Based Compensation Plan (continued)

On July 23, 2007, 2,500,000 stock options were granted to an officer, directors, consultants and an employee of the Company. These options expire on July 23, 2012, exercisable at $0.325. These options vested in the following percentages: 50% upon grant, 25% on May 23, 2008 and the remaining 25% on January 23, 2009.

During the year, 717,200 stock options were cancelled.

	b)	The following table summarizes information about stock options outstanding at December 31, 2007, 2006 and 2005.

		2007

	Options Outstanding		Options Exercisable
		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

810,000	$0.10	4.00	560,000	$0.10
1,400,000	0.18	4.10	1,400,000	0.18
550,000	0.14	4.42	500,000	0.14
2,500,000	0.325	4.50	1,250,000	0.325

		2006

	Options Outstanding		Options Exercisable
		Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

880,700	$0.10	2.29	880,700	$0.10
200,000	0.10	0.30	150,000	0.10
1,500,000	0.10	4.90	---	0.10

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital (continued)

2005

	Options Outstanding		Options Exercisable
Weighted
	Weighted	Average		Weighted
Number	Average	Remaining	Number	Average
of	Exercise	Contractual	of	Exercise
Options	Price	Life (Years)	Options	Price

1,086,600	$0.10	3.29	1,086,600	$0.10

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and is fully transferable. In addition, the valuation model calculates the expected stock price volatility based on highly subjective assumptions.

Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, in management opinion, the existing model does not necessarily provide a reliable single measure of the fair value of its employee stock options.

During the year ended December 31, 2007, the Company recognized $1,012,280 (2006 - $47,626; 2005 - $33,696) in stock-based compensation expense.

As at December 31, 2007, there was $434,388 (2006 - $70,338) of unrecognized compensation cost related to non-vested stock options.

The fair value for stock options expensed was estimated using the Black-Scholes option pricing model assuming no expected dividends and the following weighted average assumptions:

	2007	2006	2005
Expected volatility	215%	224%	87%
Interest rate	4.39%	4.15%	2.58%
Expected life options (in years)	2.0	4.53	5.0
Fair value	$0.21	$0.07	$0.03

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

7.	Share Capital (continued)

A summary of warrant transactions are as follows:

	Number of	Weighted Average
	Warrants	Exercise Price
Balance at December 31, 2004	-	$-
Balance at December 31, 2005	-	-
Issued:	5,595,284	0.12
Balance at December 31, 2006	5,595,284	0.12
Issued:	16,385,987	0.26
Exercised:	(2,770,848)	0.11
Balance at December 31, 2007	19,210,423	$0.24

8.	Contingencies

Through the ordinary course of business, there is one claim against the Company for $12,182. There are also claims totalling $326,561 against the Company’s subsidiaries, whose operations are now discontinued. As at the date of these consolidated statements, no claim against the Company has been made in connection with its subsidiaries’ operations. The likely outcome in either instance cannot be determined at this time and no provision has been made in the consolidated statements for any potential payment.

9.	Other Income

The Company received $148,894 for recovery of costs incurred relating to the joint venture with Fando Holding (Canada) Ltd. regarding the McKendry landfill site.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

10.	Income Taxes

The difference between the computed expected income tax provision based on a statutory tax rate of 34.12% (2006 - 32.49%; 2005 - 33.62%) and the actual income tax provision are summarized as follows:

		2007		2006	2005
Computed expected income
taxes (recovery)		$(1,015,200)		$(640,209)	$(390,551)

Increase (decrease) in tax resulting from:
Non-deductible costs		354,026		22,050	70,976
Capital cost allowance for tax in excess
of amortization		(4,495)		(4,584)	(413)
Change in valuation allowance		---		---	174,750
Loss on discontinued operations		72,831		361,757	100,786
Unutilized loss carry forwards		592,838		260,986	219,202

Total income taxes	$	---	$	---	$174,750

The following summarizes the components included in deferred income taxes as at December 31:

		2007		2006		2005

Assets:
Tax benefits of losses carry forward
Non–capital		$1,528,517		$890,979		$651,904
Capital		181,200		181,200		---
Difference between tax value and
book value of capital assets		35,969		38,531		42,401

Valuation allowance		(1,745,686)		(1,110,710)		(694,305)

Net future tax assets	$	---	$	---	$	---

As at December 31, 2007, the Company has $4,479,827 in non-capital losses that may be used to reduce future Canadian income taxes otherwise payable. The non – capital losses expire as follows:

2009	$195,297
2010	$394,901
2014	$696,840
2015	$651,998
2026	$803,281
2027	$1,737,510

In addition, the Company has $531,066 in taxable capital losses that have no expiry date but may only be utilized to reduce future taxable capital gains.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

11.	Net Loss per Common Share

Loss per share was calculated as follows:

Numerator:	2007	2006	2005
Loss from continuing operations	$(2,761,927)	$(857,038)	$(861,883)
Gain/(Loss) from discontinued operations	(213,456)	(1,113,441)	(299,779)
Net loss	$(2,975,383)	$(1,970,479)	$(1,161,662)
Denominator:
Basic and diluted weighted average common shares
outstanding	47,146,785	22,817,241	12,536,235
Loss per common share:
Continuing operations	$(0.06)	$(0.04)	$(0.07)
Discontinued operations	-	(0.05)	(0.02)
Total	$(0.06)	$(0.09)	$(0.09)

Diluted net loss per common share is calculated using the treasury stock method. The effects of the potential exercise of options and conversion of the convertible debentures are anti-dilutive for the year ended December 31, 2006, 2005 and 2004 and were excluded from the calculation of diluted net loss per common share.

The following securities were excluded from the diluted loss per share calculations:

	2007	2006	2005
Convertible debentures	425,000	425,000	425,000
Warrants	13,212,540	5,595,284	-
Options	3,493,333	2,580,700	1,086,600
Total	17,130,873	8,600,984	1,511,600

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

12.	Supplemental Cash Flow Information

	2007	2006	2005
Sales tax receivable	$(35,487)	$11,448	$24,829
Loan receivable	(17,149)	-	-
Prepaid expenses	(13,866)	9,358	(5,583)
Security deposit	(304,603)	-	-
Accounts payable and accrued liabilities	(256,159)	201,163	(8,144)
	$(627,264)	$221,969	$11,102

b) Interest:

Interest paid	$2,423	$3,239	$36,717

Significant non-cash transactions during the year ended December 31, 2007 were as follows:

a) settlement of debt in the amount $171,438 by issuing 3,172,208 common shares

13.	Related Party Transactions

During the year, the Company had no related party transactions with corporations under significant influence of one of the Company's former directors:

	2007	2006	2005
Management fees	$-	$48,300	$88,105

The Company has a management contract with an officer and director in the monthly amount of $10,000 which has been included in general and administrative expenses.

In addition, during the year, director fees of $5,000 were paid to each of three (3) individual directors of the Company.

The transactions in 2006 and 2005 were made in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.	Discontinued Operations

On November 1, 2007, due to the continuing losses as a result of decreasing market share and lack of demand for plastic media, the Company announced the closure of its wholly owned subsidiary, Poly- Pacific Technologies Inc. and its operations in Ontario California.

In addition, during fiscal 2006, as a result of continued losses and Everwood’s inability to obtain an adequate supply of raw materials to make posts and attain cost-efficient production, the Company decided to permanently cease Everwood’s operations in St. Thomas, Ontario.

As a result of these discontinued operations, the Company’s principal focus is fibre reclamation of industrial landfill sites.

Discontinued operations and their results of operations, financial position and cash flows are shown separately for all periods presented. Summarized financial information for discontinued operations is set forth below:

TOTAL	2007	2006	2005
Revenues	$300,632	$1,470,357	$3,052,716
Cost of Sales	453,157	1,269,440	2,076,599
Expenses	60,931	1,314,358	1,275,896
Net loss	$(213,456)	$(1,113,441)	$(299,779)

POLY-PACIFIC TECHNOLOGIES
Revenues	$300,632	$1,462,113	$2,503,302
Cost of Sales	453,157	1,142,352	1,797,061
Expenses	60,931	1,024,375	949,267
Net loss	$(213,456)	$(704,614)	$(243,026)

EVERWOOD
Revenues	$-	$8,244	$549,414
Cost of Sales	-	127,088	279,538
Expenses	-	289,983	326,629
Net loss	$-	$(408,827)	$(56,753)

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.	Discontinued Operations (continued)

Summarized Balance Sheets of the discontinued operation are as follow:

TOTAL	2007	2006	2005
Current Assets	$-	$395,740	$954,797
Equipment	-	889,312	1,096,276
Current Liabilities	-	1,326,650	1,188,410

POLY-PACIFIC TECHNOLOGIES
Current Assets	$-	$385,402	$913,781
Equipment	-	889,312	1,032,867
Current Liabilities	-	1,196,828	1,065,910

EVERWOOD
Current Assets	$-	$10,338	$41,016
Equipment	-	-	63,409
Current Liabilities	-	129,822	122,500

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

14.	Discontinued Operations (continued)

Summarized Statement of Cash flows:

TOTAL	2007	2006	2005
Operating Activities
Cash provided by (used in) operating activities	$(638,276)	$(82,735)	$498,561
Financing Activities
Cash provided by financing activities	-	48,304	35,771
Investing Activities
Cash provided by investing activities	-	-	402,296
Increase (decrease) in cash	$(638,276)	$(34,431)	$936,628

POLY-PACIFIC TECHNOLOGIES INC
Operating Activities
Cash provided by (used in) operating activities	$(638,276)	$224,688	$442,443
Financing Activities
Cash provided by financing activities	-	48,304	198,311
Investing Activities
Cash used in investing activities	-	-	(2,678)
Increase (decrease) in cash	$(638,276)	$272,992	$638,076

EVERWOOD
Operating Activities
Cash provided by (used in) operating activities	$-	$(307,423)	$56,118
Financing Activities
Cash used in financing activities	-	-	(162,540)
Investing Activities
Cash provided by investing activities	-	-	404,974
Increase (decrease) in cash	$-	$(307,423)	$298,552

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

15.	Subsequent Events

On February 19, 2008, the Company granted 2,575,000 stock options to directors, officers, employees and consultants of the Company with an exercise price of $0.12 with a five year term to expiry. In addition, the Company announced the amendment of the exercise price to an aggregate of 1,500,000 options originally granted on July 23, 2007 subject to shareholder approval. The exercise price was originally set at $0.325 but now will be re-priced to $0.12, with all other terms of the options unchanged. The Company further announced that effective on this date, a Director of the Company had agreed to surrender 500,000 options originally granted to him under the Company’s Stock Option Plan on July 23, 2007 at a price of $0.325.

On March 10, 2008, the Company announced that it had closed a non-brokered private placement offering of 1,862,500 Units at a subscription price of $0.08 per Unit for gross proceeds of $149,000. Each Unit will consist of one common share in the capital of the Company and one common share purchase warrant. Each warrant will entitle the holder thereof to purchase one common share for a price of $0.15 for a period of twenty four (24) months from closing.

On March 6, 2008, the Company announced that it granted 280,000 stock options to employees of the Company. The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

On March 10, 2008, the Company also announced that it granted 200,000 stock options to a director and officer of the Company. The options will have an exercise price of $0.10, with a two year term to expiry. These options vested immediately.

16.	Financial Instruments

Fair Value

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the company consist mainly of cash, accounts receivable, bank indebtedness, accounts payable, accrued liabilities and debentures. As at December 31, 2007 and 2006, there were no significant differences between the carrying amounts of these items and their estimated fair values.

Interest Rate Risk

The Company’s debentures payable are subject to interest rate price risk.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

17.	Differences Between United States and Canadian Generally Accepted Accounting Principles

The financial statements of the Company have been prepared in accordance with U.S. generally accepted accounting principles which, as they apply to the Company, differ in certain material respects from those applicable in Canada. Significant differences between U.S. GAAP and Canadian GAAP are set forth below:

		2007		2006		2005
Balance Sheet Adjustments:

Additional Paid In Capital
Balance under U.S. GAAP		$1,791,076		$778,796		$731,170
Adjustment for stock compensation
for employees (b)		(58,396)		(58,396)		(58,396)

Balance under Canadian GAAP		$1,732,680		$720,400		$672.774

Accumulated Comprehensive Income
Balance under U.S. GAAP		$53,195		$53,195		$53,195
Translation adjustments (c)		(53,195)		(53,195)		(53,195)

Balance under Canadian GAAP	$	---	$	---	$	---

Retained earnings (deficit)
Balance under U.S. GAAP		$(7,006,917)		$(4,031,534)		$(2,061,055)
Translation adjustment (c)		53,195		53,195		53,195
Cumulative adjustment of prior
year’s differences		58,396		58,396		58,396

Balance under Canadian GAAP		$(6,895,326)		$(3,919,943)		$(1,949,464)

Effect on consolidated statement of operations
Net loss under U.S. GAAP		$2,975,383		$1,970,479		$1,161,662

Additions to deferred charges (a)		---		---		---
Amortization of deferred charges (a)		---		---		---
Write-down of deferred charges (a)		---		---		---

Net loss under Canadian GAAP		$2,975,383		$1,970,479		$1,161,662

Basic loss per share - Canadian GAAP		$0.06		$0.09		$0.09

There are no other differences between U.S. GAAP and Canadian GAAP in amounts reported as cash flows provided by (used in) operating, financing or investing activities.

POLY-PACIFIC INTERNATIONAL INC.
(Expressed in Canadian Dollars)
Notes to the Consolidated Financial Statements

17.	Differences Between United States and Canadian Generally Accepted Accounting Principles

- (continued)

	a)	Deferred Charges

Under Canadian GAAP, when a development cost meets Canadian GAAP criteria for deferral and amortization amounts incurred for project development are capitalized and amortized over the expected useful life. Development costs incurred in 2007, 2006 and 2005 have been expensed as incurred.

	b)	Stock Based Compensation

Under Canadian GAAP, the Company did not adopt the policy of expensing stock options until January 1, 2002. Prior to this, no stock based compensation expense was required to be recorded.

	c)	Translation Adjustment

Under Canadian GAAP, the foreign currency translation adjustment would be recorded as a cumulative translation adjustment rather than as accumulated other comprehensive income.

18.	Comparative figures

Comparative figures have been restated to conform with the statement presentation adopted for the current year.